China Hefeng Rescue Equipment, Inc.
No. 88, Taishan Street
Beigang Industrial Zone
Longgang District, Huludao
Liaoning Province
People’s Republic of China

September 28, 2012

Russell Mancuso, Esq.
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:         China Hefeng Rescue Equipment, Inc. (fka Bridgeway Acquisition Corp.)
Form 8-K
Amended August 1, 2012
File No. 000-54224

Dear Mr. Mancuso:

I am writing to inform you that we have replaced our securities counsel.  Ryan Nail of The Crone Law Group no longer represents our firm.  Hereafter, please direct any inquiries and copies of comment letters to:

Robert Brantl, Esq.
52 Mulligan Lane
Irvington, NY 10533
914-693-3026
914-693-1807 (fax)
robertbrantl@earthlink.net

We have been working diligently to prepare our response to the comment letter you sent on August 17, 2012.  The time required to make Mr. Brantl fully familiar with our company and its filing history has delayed us, however.  We will file a complete response to the Staff’s comments on or before Friday, October 5.

Sincerely,

/s/ Baoyuan Zhu
Baoyuan Zhu
Chairman of the Board